# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Nuuve Holding Corp., CIK 0001836875
CUSIP: 67079Y308
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 2488 Historic Decatur Road, Suite 230, San Diego, California (CA), 92106
Date of event which requires filing of this statement: 02/10/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001683168-25-000437
Filed by CIK 0001174866

## Reporting persons
- Bristol Investment Fund, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 100,000; shared voting power 0; sole dispositive power 100,000; shared dispositive power 0; aggregate amount beneficially owned 100,000 (7.73% of the class)
- Bristol Capital, LLC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Nuuve Holding Corp.
Address of issuer's principal executive offices: 2488 Historic Decatur Road, Ste 230, San Diego, CA 92106

## Item 2. Person Filing
Name of person filing:
(i) Bristol Investment Fund, Ltd.
(ii) Bristol Capital, LLC
Address of principal business office or, if none, residence:
(i) Citco Trustees (Cayman) Limited, 89 Nexus Way, Camana Bay, PO Box 311063, Grand Cayman KY1-1205, Cayman Islands
(ii) 1090 Center Drive, Park City, UT 84098
Citizenship:
(i) Cayman Islands
(ii) Delaware, USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
(i) 100000
(ii) 0
Percent of class:
(i) 7.73
(ii) 0
Sole power to vote or to direct the vote:
(i) 100000
(ii) 0
Shared power to vote or to direct the vote:
(i)
(ii) 0
Sole power to dispose or to direct the disposition:
(i) 100000
(ii) 0
Shared power to dispose or to direct the disposition:
(i) 0
(ii) 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Joint Filing Agreement

## Signatures
- Bristol Investment Fund, Ltd.: /s/ Paul Kessler, Paul Kessler, Director (02/14/2025)
- Bristol Capital, LLC: /s/ Paul Kessler, Paul Kessler, Manager (02/14/2025)